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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 January 4, 2006

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:  /s/ Mark Laurie
     --------------------------
     Name      Mark Laurie
     Title:    Company Secretary

Date:  4 January 2006

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                                                                     APPENDIX 3X
                                              INITIAL DIRECTOR'S INTEREST NOTICE


                                                                    Rule 3.19A.1


                                   APPENDIX 3X

                       INITIAL DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.


NAME OF ENTITY    LIHIR GOLD LIMITED

ABN               ARBN 069 803 998

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

NAME OF DIRECTOR      BRUCE BROOK

DATE OF APPOINTMENT   4 DECEMBER  2005

PART 1 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS THE REGISTERED HOLDER

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.


NUMBER & CLASS OF SECURITIES

NIL

+ See chapter 19 for defined terms.

11/3/2002                                                     Appendix 3X Page 1
Freehills Melbourne ASX00003X\004433836

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APPENDIX 3X
INITIAL DIRECTOR'S INTEREST NOTICE


PART 2 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS NOT THE REGISTERED HOLDER

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust


NAME OF HOLDER & NATURE OF                          NUMBER & CLASS OF SECURITIES
INTEREST

Note: Provide details of the circumstances giving rise to the relevant interest.

                                                    NIL


PART 3 - DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

DETAIL OF CONTRACT                         NIL

NATURE OF INTEREST

NAME OF REGISTERED HOLDER
(IF ISSUED SECURITIES)

NO. AND CLASS OF SECURITIES TO
WHICH INTEREST RELATES

+ See chapter 19 for defined terms.

Appendix 3X Page 2                                                     11/3/2002
Freehills Melbourne ASX00003X\004433836